Exhibit 4.13

FIRST AMENDMENT TO THE
CARDINAL HEALTH 401(K) SAVINGS PLAN
FOR EMPLOYEES OF PUERTO RICO
(As Amended and Restated January 1, 2016)

Background Information

A.
Cardinal Health, Inc. (“Cardinal Health”) previously adopted and currently maintains the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (the “Plan”) for the benefit of eligible employees of Cardinal Health and its subsidiaries and affiliates.

B.	Section 11.02 of the Plan permits the amendment of the Plan at any time.

C.
The Cardinal Health, Inc. Financial Benefit Plans Committee (the “Committee”) is authorized to make certain amendments to the employee benefits plans maintained by Cardinal Health and the subsidiaries and affiliates of Cardinal Health, including the Plan, and is authorized to approve amendments regarding the administration of the Plan in accordance with the authority delegated by the Human Resources and Compensation Committee of the Board of Directors of Cardinal Health.

D.
The Committee desires to amend the Plan to reflect the recent guidance issued by the Internal Revenue Service in Revenue Ruling 2014-24 (which further clarifies Revenue Rulings 81-100 and 2004-67 in connection with “81-100 group trusts”) allowing the participation in group trusts of Puerto Rico only qualified plans described in section 1022(i)(1) of the Employee Retirement Income Security Act of 1974, as amended.

Amendment of the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

The Plan is hereby amended as follows, effective as of January 1, 2016.

1.	Section 7.05 of the Plan, “Investment Funds,” is hereby amended to add a new paragraph after the first paragraph of the section. The amended Section 7.05 will read as follows.

“Section 7.05. INVESTMENT FUNDS. The Plan Administrator and the Trustee shall establish certain investment funds (the “investment Funds”), rules governing the administration of the Investment Funds, and procedures for directing the investment of Participant Accounts among the Investment Funds. The Trustee shall invest and reinvest the principal and income of each Account in the Trust Fund as required by ERISA and as directed by Participants. The Plan Administrator reserves the right to change the investment options available under the Plan (other than the Employer Common Stock Fund) and the rules governing investment designations at any time and from time to time.

In accordance with the provisions and guidance provided by the Internal Revenue Service in Revenue Ruling 2014-24, the Plan is eligible to participate in 81-100 group trusts. The Plan Administrator and the Trustee may include among the Investment Funds available 81-100 group trusts, provided the requirements of Revenue Ruling 2011-01, as modified by Revenue Ruling 2014-24, are satisfied. The Investment Funds invested in such 81-100 group trusts shall not be used for, or diverted to, purposes other than for the exclusive benefit of the Plan Participants and their Beneficiaries.

Notwithstanding the foregoing, the Plan shall have an “Employer Common Stock Fund” as one of the Investment Funds available to Participants under the Plan. The

Employer Common Stock Fund shall consist of stock of the Company and cash or cash equivalents needed to meet obligations of such fund or for the purchase of stock of the Company. One of the purposes of the Plan is to provide Participants with the opportunity to hold directly or indirectly ownership interests in the Company. To the extent practicable, all available assets of the Employer Common Stock Fund shall be used to purchase Shares, which shall be held by the Trustee and allocated to Participant Accounts until distribution in kind of sale for distribution of cash to Participants or Beneficiaries or until disposition is required to implement changes in investment designations. In addition, when acquiring Shares, the Trustee may acquire Shares directly from the Company or on the open market as necessary to effect Participant directions. In either case, the price paid for such Shares shall not exceed the fair market value of the Shares. The fair market value of the Shares acquired directly from the Company shall mean the mean between the high and low bid and ask prices as reported by the New York Stock Exchange on the date of such transaction.

Each Investment Fund (other than the Employer Common Stock Fund) shall be established by the Trustee at the direction of the Plan Administrator. Investment Funds may, as so determined, consist of preferred and common stocks, bonds, debentures, negotiable instruments and evidences of indebtedness of every kind and form, or in securities and units of participation issued by companies registered under the Investment Companies Act of 1940, master limited partnerships or real estate investment and reinvestment of assets of pension and profit sharing trusts which are exempt from federal income taxation under the Code, or any combination of the foregoing. The Trustee shall hold, manage, administer, invest, reinvest, account for and otherwise deal with the Trust Fund and each separate Investment Fund as provided in the Trust Agreement.

Anything in the Plan or Trust Agreement to the contrary notwithstanding, the Trustee shall not sell, alienate, encumber, pledge, transfer, or otherwise dispose of, or tender or withdraw, any Shares held by it under the Trust Agreement, except (i) as specially provided for in the Plan or (ii) in the case of a “Tender Offer” as directed in writing by a Participant (or Beneficiary, where applicable) on a form provided or approved by the Plan administrator and delivered to the Trustee. For the purposes hereof, a Tender Offer shall mean any offer for, or request for or invitation for tenders of, or offer to purchase or acquire, any Shares that is directed generally to shareholders of the Employer or any transaction which may be defined as a Tender Offer under rules or regulations promulgated by the Securities and Exchange Commission. To the extent that any money or other property is received by the Trustee as a result of a tender of Shares not prohibited by the preceding sentence, such money or property shall be allocated to such other Investment Fund(s) as directed by the Participants in whose Account the Shares so tendered were held.

2.    All other Plan provisions shall remain in full force and effect.

CARDINAL HEALTH, INC.
By:	/s/ Kendell F. Sherrer
Its:	VP, Benefits
Date:	9-9-16